EXHIBIT 99.9

CONSENT OF INDEPENDENT ACCOUNTANTS

We consent to the incorporation by reference in the Registration Statements on Form S-8 (Registration Nos. 333-06784, 333-08146, 333-11842, 333-09350, 333-11154, 333-13686, 333-111112, 333-111113, 333-134355, 333-144589 and 333-145981) pertaining to the Stock Option Plans of NICE-Systems Ltd. and on Form F-3 (Registration Nos. 333-07130, 333-07266, 333-07740, 333-12996, 333-12350, 333-109766 and 333-127883) of NICE-Systems Ltd., of our report dated April 12, 2007, with respect to the consolidated financial statements of Actimize Ltd. for the year ended December 31, 2006, included in this Report on Form 6-K of NICE-Systems Ltd. dated September 12, 2007.

/s/ Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global
Tel Aviv, Israel September 12, 2007